UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment #__)*

MODERN MFG SERVICES, INC.
(Name of Issuer)

Common Stock, .001Par Value
(Title of Class of Securities)

607649-20-9

(CUSIP Number)

Karl Duff
6112 Wynn Jones Road East
Port Orchard, WA 98366
(360) 692-0609
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 30, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1)g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

Schedule 13D - Karl Duff

CUSIP # 607649-20-9

1. Names of reporting persons. IRS identification nos. of above persons (entities only).

Karl Duff

2. Check the appropriate box if a member of a group.

(a)
(b)

3. SEC Use Only

4. Source of Funds

SC

PF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization

United States of America

Number of Shares	7.	Sole Voting Power	1,016,667
Beneficially Owned
By Each Reporting	8.	Shared Voting Power 0
Person With
	9.	Sole Dispositive Power 1,016,667

	10.	Shared Dispositive Power 0

11. Aggregate Amount Beneficially Owned By Each Reporting Person

1,016,667

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13. Percent of Class Represented by Amount in Row (11)

5.78%

14. Type of Reporting Person

IN

Item 1.

Security and Issuer

Common stock, no par value per share, of Modern MFG Services, Inc. which has its principal offices at, 4462 Russell Road, Suite 102, Mukilteo, Washington 98275.

Schedule 13D - Karl Duff

Item 2.

Identity and Background

(A)

Karl Duff

(B)

6112 Wynn Jones Road East, Port Orchard, Washington 98366

(C)

Vice President of Integrated Maritime Platforms International, Inc.,
P.O. Box 149, Keyport, Washington 98345

(D)

During the past five years, such person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(E)

During the past five years, such person was not a party to a civil proceeding or a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgement, decree or final order enjoining future violations of, or prohibition or mandating activities subject to Federal or State Securities laws or finding any violations with respect to such laws.

(F)

U.S. Citizenship

Item 3.

Source and Amount of Funds or Other Consideration

The source of funds for purchases of 750,000 shares was from the subject company, as a term of an Agreement of Share Exchange by and between Modern MFG Services, Inc. and Integrated Maritime Platforms International, Inc.

The source of funds for the purchase of an additional 266,667 shares was personal funds.

Item 4.

Purpose of the Transaction

Karl Duff, as Vice President and shareholder of Integrated Maritime Platforms International, Inc. had acquired 75,000 shares of the capital stock of that company. Whereas, Modern MFG Services, Inc. as desiring to acquire from the shareholders all of the capital stock of Integrated Maritime Platforms International, and as to the terms and condition of an Agreement of Share Exchange, exchanged such capital stock at a rate of ten (10) shares of Modern MFG Services, Inc. restricted common stock for each share of Integrated Maritime Platforms International, Inc. capital stock.

Mr. Duff acquired additional 266,667 shares of common stock for investment purposes. Mr. Duff will review on a continuing basis his investment in the Issuer and may, depending upon his evaluation of the Issuer's business and prospects and upon future developments, determine to increase or decrease, or continue to hold as an investment or dispose of his investment in the Issuer.

Item 5.

Interest in Securities of the Issuer

(A)

1,016,000 shares, constituting 5.78% of the outstanding common stock of the issuer.

(B)

Items 7, 8, 9, and 10 of the second part of the cover page are hereby incorporated by reference.

(C)

Karl Duff made the following transaction(s) with the issuer on September 30, 2002:

Modern MFG Services, Inc. as desiring to acquire from the shareholders all of the capital stock of Integrated Maritime Platforms International, and as to the terms and condition of an Agreement of Share Exchange, exchanged such capital stock at a rate of ten (10) shares of Modern MFG Services, Inc. restricted common stock for each share of Integrated Maritime Platforms International, Inc. capital stock.

Mr. Karl Duff received 750,000 shares of Modern MFG Services, Inc. restricted common stock in exchange for 75,000 shares of the capital stock of Integrated Maritime Platforms International, Inc.

Mr. Karl Duff purchased an additional 266,667 shares of Modern MFG Services, Inc. at a cost of $0.15 per share (an aggregate cost of $40,000) for investment purposes.

Schedule 13D - Karl Duff

Item 6.

Contracts, Arrangements, Understandings or Relationship to Securities of the Issuer

Karl Duff has no contract, arrangement, understanding or relationship with any other person with respect to any securities of the issuer, including, but not limited to the transfer or voting of any such securities, puts or calls, guarantees or profits, division of profits or loss or the giving or withholding of proxies.

Item 7.

Material to be filed as Exhibits

The filer incorporates herein by reference, the following:

Modern MFG Services, Inc. 10-KSB for the period ending June 30, 2002 with exhibits thereto; Exhibit 10.2 Agreement of Share Exchange filed with the Securities and Exchange Commission on or about October 17, 2002.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 22, 2002
Date
\s\ Karl Duff
Signature	Karl Duff
An Individual